UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 6
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THE GREATER CHINA FUND, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

39167B102
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,857,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,857,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,857,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,857,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON* IA

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”)  should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 11, 2011 (the “Original Schedule 13D”), with Amendment No. 1 to Schedule 13D filed with the SEC on October 12, 2011 (“Amendment No. 1”), and with Amendment No. 2 to Schedule 13D filed with the SEC on October 31, 2011(“Amendment No. 2”),   and  Amendment No. 3 to Schedule 13D SEC on December 8, 2011 (“Amendment No. 3”),  Amendment No.4 to Schedule 13D SEC on June 8, 2012 ( “Amendment No. 4”) and  Amendment No.5 to Schedule 13D SEC on June 15, 2012 ( “Amendment No. 5”). This Amendment No. 6 amends Items 4 of the Original Schedule 13D.  All other information in the Original and  Amendment No.4 to Schedule 13D SEC on June 8, 2012 ( “Amendment No. 4”)Schedule 13D remains in effect.  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.               Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons sent the attached letter to the Company Secretary on September 28, 2012.

Item 7.               Materials to be Filed as Exhibits.

See letter dated September 28, 2012 attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

September 28, 2012
CITY OF LONDON INVESTMENT GROUP PLC

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

E mail:  USCorporateGovernance@citlon.com

EXHIBIT A

September 28, 2012

Mr. Edward Y. Baker
Chairman, Greater China Fund
c/o Ms. Deborah Docs
Chief Legal Officer and Secretary
Prudential Investments LLC
100 Mulberry Street, Gateway Center Three
Newark, NJ  07102

RE: The Greater China Fund, Inc.

Dear Mr. Baker,

City of London Investment Management Company Limited (“City of London”) holds, on behalf of its clients, 9,857,172 shares of The Greater China Fund, Inc. (the “Fund”) representing 40.6% of the shares outstanding at the point of our most recent regulatory disclosure.

We are prompted to write today as a result of three recent announcements, specifically:

•	The Fund’s announcement on September 18, 2012, that shareholders would be asked to vote on a potential investment management agreement with Aberdeen Asset Management Asia Limited (“Aberdeen”).
•
The letter dated September 24, 2012, that was filed by Bulldog Investors and which requested that a proposal be added to the Fund’s proxy statement calling for a majority of the Fund’s Board to promptly resign if Aberdeen is not approved as Investment Manager.

•
The announcement released on September 25, 2012, by the JF China Region Fund, Inc. (“JFC”) that essentially reiterated the position previously set forth on August 2, 2012, wherein the JFC Board summarized the terms of a proposed merger of the Fund into JFC.

In our opinion there are factors that we believe are important to shareholders in evaluating each of these proposals.  Specifically, we believe the Fund’s shareholders should look at: the extent to which the fundamental investment strategy adds value over and above a traditional large-cap [Index] approach; the extent to which investors are provided an option to exit at net asset value (“NAV”); the extent to which investors can choose to manage the tax consequences of the resolution of the current situation; the quality of the corporate governance of the Fund going forward; and the potential impact on the size of the universe of China CEFs. We also believe that all CEFs should have a Discount Control Mechanism.

Our view is straightforward. In our opinion, the Board owes a fiduciary duty to shareholders, and furthermore has a broad responsibility with respect to the closed-end fund sector which provides exposure to Chinese stocks.  As such, in our opinion, the Board should consider permitting shareholders to choose between the proposal to name Aberdeen as adviser or the proposal to merge into JFC.  This could be accomplished by having the proxy statement consist of two alternative proposals to vote upon.  If neither proposal is approved by shareholders, then the Board should give strong consideration to the appropriateness of the Bulldog Investors proposal.

Sincerely,

Jeremy Bannister
Director, Corporate Governance
City of London Investment Management Company Limited